UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)
REVA Medical, Inc.

(Name of Issuer)
Common Stock, $0.0001 par value

(Title of Class of Securities)
76133E 109

(CUSIP Number)
December 31, 2010

(Date of Event which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Robert Stockman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		326,251 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,688,244 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		326,251 (1)

WITH	8	SHARED DISPOSITIVE POWER

2,688,244 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,014,495 (1)(2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2% (3)

12	TYPE OF REPORTING PERSON

IN

(1)	Includes 227,718 shares of common stock held by his spouse Lisa Stockman. Also includes 20,000 shares of common stock underlying Chess Depositary Interests which are traded on the Australian Securities Exchange.

(2)	Includes 1,341,175 shares of common stock held by Group Outcome Investors I, LLC. The members of Group Outcome Investors I, LLC are Isabel Stockman Trust, Martha Davis, Trustee; Hope Stockman Trust, Martha Davis, Trustee; Phoebe Stockman Trust, Martha Davis, Trustee; and Elizabeth Stockman Trust, Martha Davis, Trustee. Each of the members shares voting and dispositive power with respect to the shares. Two of the trustees, Isabel Stockman and Elizabeth Stockman, are dependents of Robert Stockman, the Company’s Chairman of the Board and Chief Executive Officer, and for Schedule 13G purposes, we have reported the full beneficial ownership of Group Outcome Investors I, LLC under Mr. Stockman’s beneficial ownership. Also includes 1,101,615 shares of common stock held by Kenneth Rainin Trust U/D/T Dated 3/26/1990 and 245,454 shares underlying Chess Depositary Interests held by Kenneth Rainin Charitable Lead Annuity Trust No. 3 U/D/T 3/26/90. Mr. Stockman, along with Jennifer Rainin, is the trustee of the Kenneth Rainin Administrative Trust U/D/T Dated 3/26/1990 and the Kenneth Rainin Charitable Lead Annuity Trust No. 3 U/D/T 3/26/90 and has shared voting and dispositive power with respect to these shares. Mr. Stockman disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

(3)	Percent of class represented is based upon 32,760,503 shares of the Company’s common stock outstanding on December 31, 2010.

1	NAMES OF REPORTING PERSONS Group Outcome Investors I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,341,175

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,341,175

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,341,175

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.1% (1)

12	TYPE OF REPORTING PERSON

	OO

(1)	Percent of class represented is based upon 32,760,503 shares of the Company’s common stock outstanding on December 31, 2010.

1	NAMES OF REPORTING PERSONS Lisa Stockman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		227,718

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		227,718

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	227,718 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.7% (1)

12	TYPE OF REPORTING PERSON

	IN

(1)	Percent of class represented is based upon 32,760,503 shares of the Company’s common stock outstanding on December 31, 2010.

1	NAMES OF REPORTING PERSONS Kenneth Rainin Administrative Trust U/D/T 3/26/90 and Kenneth Rainin Charitable Lead Annuity Trust No. 3 U/D/T 3/26/90

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		1,347,069 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,347,069 (1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,347,069 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.1%(2)

12	TYPE OF REPORTING PERSON

IN

(1)	Includes 1,101,615 shares of common stock held by Kenneth Rainin Trust U/D/T Dated 3/26/1990; and 245,454 shares held by Kenneth Rainin Charitable Lead Annuity Trust No. 3 U/D/T 3/26/90 which are underlying Chess Depositary Interests traded on the Australian Securities Exchange.

(2)	Percent of class represented is based upon 32,760,503 shares of the Company’s common stock outstanding on December 31, 2010.

Item 1(a). Name of Issuer:
Item 1(b). Address of Issuer’s Principal Executive Office:
Item 2(a). Name of Persons Filing:
Item 2(b). Address of Principal Business Office of Persons Filing:
Item 2(c). Citizenship of Place of Organization of Persons Filing:
Item 2(d). Title of Class of Securities:
Item 2(e). CUSIP Number:
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
Signature

Item 1(a). Name of Issuer:
REVA Medical, Inc.
Item 1(b). Address of Issuer’s Principal Executive Office:
REVA Medical, Inc.
5751 Copley Drive, Suite B
San Diego, CA 92111
Item 2(a). Name of Persons Filing:
Robert Stockman
Group Outcome Investors I, LLC
Lisa Stockman
Kenneth Rainin Administrative Trust U/D/T 3/26/90 and the Kenneth Rainin Charitable Lead Annuity Trust No. 3 U/D/T 3/26/90
Item 2(b). Address of Principal Business Office of Persons Filing:
Robert and Lisa Stockman:
c/o REVA Medical, Inc.
5751 Copley Drive, Suite B
San Diego, CA 92111
Group Outcome Investors I, LLC:
17 Hulfish Street, Suite 240,
Princeton, NJ 08542
Kenneth Rainin Administrative Trust U/D/T 3/26/90 and the Kenneth Rainin Charitable Lead Annuity Trust No. 3 U/D/T 3/26/90:
c/o Jennifer Rainin
One Kaiser Plaza, Suite 1675
Oakland, CA 94612
Item 2(c). Citizenship of Place of Organization of Persons Filing:
United States
Item 2(d). Title of Class of Securities:
Common Stock, $0.0001 par value
Item 2(e). CUSIP Number:
76133E 109
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.
Item 4.     Ownership.
Based upon information reported by the Company, there were 32,760,503 shares of the Company’s common stock outstanding on December 31, 2010. The ownership percentages stated below are based upon this amount of outstanding shares.
Robert Stockman, the Chief Executive Officer and Director of the Company, is the trustee of the Kenneth Rainin Trust U/D/T Dated 3/26/1990 and the Kenneth Rainin Charitable Lead Annuity Trust No. 3 U/D/T 3/26/90 and has shared voting and dispositive power with respect to the 1,347,069 shares of common stock held by the trusts. Two of Mr. Stockman’s children, Isabel Stockman and Elizabeth Stockman, are dependents of Mr. Stockman and are two of four trustees that share voting and dispositive power over the 1,341,175 shares of common stock held by Group Outcome Investors I, LLC. Mr. Stockman also has voting and dispositive power over the 227,718 shares of common stock held in the name of his wife, Lisa Stockman.
(a)
Amount beneficially owned by Robert Stockman: 3,014,495 shares
Amount beneficially owned by Group Outcome Investors I, LLC: 1,341,175 shares
Amount beneficially owned by Lisa Stockman: 227,718 shares
Amount beneficially owned by Kenneth Rainin Trust U/D/T Dated 3/26/1990 and Kenneth Rainin Charitable Lead Annuity Trust No. 3 U/D/T 3/26/90: 1,347,069 shares
(b)
Percent of class owned by Robert Stockman: 9.2%
Percent of class owned by Group Outcome Investors I, LLC: 4.1%
Percent of class owned by Lisa Stockman: 0.7%
Percent of class owned by Kenneth Rainin Trust U/D/T Dated 3/26/1990 and Kenneth Rainin Charitable Lead Annuity Trust No. 3 U/D/T 3/26/90: 4.1%
(c)
Number of shares as to which Robert Stockman has:
(i)	Sole power to vote or to direct the vote: 326,231

(ii)	Shared power to vote or to direct the vote: 2,688,244

(iii)	Sole power to dispose or to direct the disposition of: 326,231

(iv)	Shared power to dispose or to direct the disposition of: 2,688,244
Number of shares as to which Group Outcome Investors I, LLC has:
(i)	Sole power to vote or to direct the vote: 1,341,175

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,341,175

(iv)	Shared power to dispose or to direct the disposition of : 0
Number of shares as to which Lisa Stockman has:
(i)	Sole power to vote or to direct the vote: 227,718

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 227,718

(iv)	Shared power to dispose or to direct the disposition of : 0
Number of shares as to which Kenneth Rainin Trust U/D/T Dated 3/26/1990 and Kenneth Rainin Charitable Lead Annuity Trust No. 3 U/D/T 3/26/90 has:
(i)	Sole power to vote or to direct the vote: 1,347,069

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,347,069

(iv)	Shared power to dispose or to direct the disposition of : 0
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certification.
By signing below the undersigned certifies that, to the best of their respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: February 15, 2011

/s/ Robert Stockman
Robert Stockman

/s/ Lisa Stockman
Lisa Stockman

Group Outcome Investors I, LLC
By:	/s/ Robert Stockman
Name:	Robert Stockman
Title:	Managing Member

Kenneth Rainin Administrative Trust U/D/T 3/26/90
By:	/s/ Robert Stockman
Name:	Robert Stockman
Title:	Trustee

By:	/s/ Jennifer Rainin
Name:	Jennifer Rainin
Title:	Trustee

Kenneth Rainin Charitable Lead Annuity Trust No. 3 U/D/T 3/26/90
By:	/s/ Robert Stockman
Name:	Robert Stockman
Title:	Trustee

By:	/s/ Jennifer Rainin
Name:	Jennifer Rainin
Title:	Trustee